Exhibit 3.8

CERTIFICATE OF DOMESTICATION

OF

LEAGUESTAR LIMITED

THE UNDERSIGNED, being the Vice-President of Leaguestar Limited (the “Corporation”) hereby certifies that:

FIRST: The Corporation was incorporated under the laws of the United Kingdom on November 30, 1987.

SECOND: The name of the Corporation immediately prior to the filing of this Certificate of Domestication was Leaguestar Limited.

THIRD:  The name of the Corporation as set forth in its Certificate of Incorporation is Leaguestar Limited.

FOURTH:  The jurisdiction constituting the central administration of the Corporation immediately prior to the filing of this Certificate of Domestication was the United Kingdom.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Domestication on this 1st day of February, 1994.

		By:	/s/ Abby N. Lipton
Abby N. Lipton

Attest:	/s/ Alda Braccia
Alda Braccia
Assistant Secretary